UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2023

Commission File Number: 001-39997

Adagene Inc.

(Exact Name of Registrant as Specified in Its Charter)

4F, Building C14, No. 218

Xinghu Street, Suzhou Industrial Park

Suzhou, Jiangsu Province, 215123

People’s Republic of China

+86-512-8777-3632

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Departure of Chief Technology Officer

Effective September 28, 2023, Fangyong (Felix) Du, Ph.D, Chief Technology Officer at Adagene since 2020, has resigned from Adagene to pursue other interests while serving as a part-time consultant for the Company. The resignation of Dr. Du was not due to any disagreement between Dr. Du and the Company. Adagene is appreciative of Dr. Du's service and contributions to the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Adagene Inc.

	By:	/s/ Peter (Peizhi) Luo
Name: Peter (Peizhi) Luo
Title: Chief Executive Officer

Date: September 29, 2023

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